EXCELLON RESOURCES INC.

QUALIFICATION CERTIFICATE

TO: **ONTARIO SECURITIES COMMISSION**

AND TO: **ALBERTA SECURITIES COMMISSION**
BRITISH COLUMBIA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK)
OFFICE OF THE SUPERINTENDENT OF SECURITIES, NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA SECURITIES COMMISSION
OFFICE OF THE SUPERINTENDENT OF SECURITIES, PRINCE EDWARD ISLAND
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN

RE: SECTION 4.1(1)(A)(II) OF NATIONAL INSTRUMENT 44-101 – *SHORT FORM PROSPECTUS DISTRIBUTIONS*

The undersigned, a duly appointed executive officer of Excellon Resources Inc. (the "Corporation"), hereby certifies as an executive officer of the Corporation and not in his personal capacity, that:

1. this certificate is delivered pursuant to section 4.1(1)(a)(ii) of National Instrument 44-101 - *Short Form Prospectus Distributions* ("**NI 44-101**");

2. the Corporation is relying on the qualification criteria set forth in Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus;

3. all of the basic qualification criteria set forth in Section 2.2 of NI 44-101 have been satisfied; and

4. all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus of the Corporation dated August 12, 2019.

DATED as of August 12, 2019.

EXCELLON RESOURCES INC.

By: (signed) *"Brendan Cahill"*
President and Chief Executive Officer